UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 19 August 2014
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes
No X

Issued by Harmony Gold
Mining Company Limited

19 August 2014

For more details contact:
Henrika Ninham
Investor Relations Manager
+27 (0) 82 759 1775 (mobile)

Marian van der Walt
Executive: Corporate and
Investor Relations

+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za

JSE:        HAR
NYSE:     HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06
Harmony refocuses assets for long term sustainability
· Target 3 to be placed on care and maintenance
· Consultation with labour has begun - job loss avoidance measures a priority
· Engagement with relevant stakeholders at all levels
· Production guidance provided for FY2015
Johannesburg. Tuesday, 19 August 2014: Further to the announcements made during the reporting of Harmony Gold Mining Company Limited’s (“Harmony” and/or
“the Company”) results for the quarter and year ended 30 June 2014 on Thursday,
14 August 2014, the Company advises of the following:
Target 3 to be placed on care and maintenance
Despite numerous initiatives by both management and organised labour to return
Target 3 to profitability, this operation has continued to record cash flow losses.
Given the current gold price environment, and the significant capital investment required to sustain operations at this shaft, Target 3 is predicted to continue to make a loss in the foreseeable future. Target 3 made a cumulative loss of approximately R260 million in the past 4,5 years. Additional development and equipping is required to access the targeted South Block to sustain operations at
Target 3 and, in particular the build-up in Basal reef stoping. While the targeted
South Block remains a valuable resource, the shaft will be placed on care and maintenance once the requirements of a section 189 process have been fulfilled.
Target 3 currently employs approximately 1 500 people.
Consultation and engagement
The cessation of operations at Target 3 will have an impact on employees and contractors. As far as it is possible to do so, measures will be taken to minimise and/or avoid job losses. Such measures include offering voluntary separation packages to eligible employees, early retirements, transferring employees where skills match current vacancies at other Harmony operations and re-skilling employees for redeployment into alternative jobs where possible within the company.

Engagement with the Department of Mineral Resources, the Matjhabeng Local Municipality and the Free
State Provincial government has begun.
Harmony CEO Graham Briggs, said: “In developing our safe and realistic operational plans for FY15, we were informed by the need to improve our margins, carefully assessing the ability of each of our assets to be profitable at current gold prices.”
Production guidance
Harmony’s guidance of approximately 1.2 million ounces at an all-in sustaining cost of R410 000-
R430 000/kg (~US$1 150 - 1 300oz¹) for FY15 supports the Company’s medium and long-term objective of positioning it as a competitive, value-focused gold mining company. Below is the production guidance for each of Harmony’s operations for FY15:
¹ An exchange rate of R10.50/US$ was used
Operation
FY14 - gold
production
results (oz)
Range for FY15
production (oz)
Kusasalethu 150 916 190 000 - 200 000
Doornkop 83 687 95 000 - 105 000
Phakisa 95 680 95 000 - 105 000
Tshepong 135 772 135 000 - 145 000
Masimong 87 385 85 000 - 90 000
Hidden Valley 105 840 100 000 - 110 000
Target 1 144 453 120 000 - 130 000
Bambanani 82 821 80 000 - 90 000
Joel 75 072 70 000 - 80 000
Unisel 59 093 55 000 - 60 000
Target 3 45 429 11 000 - 14 500
Various surface 55 878 60 000 - 70 000
Kalgold 37 358 40 000 - 45 000
Total
1.17moz
~ 1.2moz
Ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: August 19, 2014
Harmony Gold Mining Company Limited
By:     /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director